Exhibit 99.1

[This is an English Translation of the original issued in Japanese]

[NOTE] Earlyworks Co., Ltd. assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purpose only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

December 26, 2025

To Shareholders

5-7-11 Ueno, Taito-ku, Tokyo, Japan

　　　 Earlyworks Co., Ltd. (the “Company”)

Satoshi Kobayashi

Chief Executive Officer

Notice of Convocation of the Extraordinary General Meeting of Shareholders

We would like to take this opportunity to thank you for your continued support.

Notice is hereby given that the Extraordinary General Meeting of Shareholders of the Company will be held as described below.

If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the reference documents for the Extraordinary General Meeting of Shareholders as described below, indicate your approval or disapproval of the proposals on the enclosed voting rights Exercise Form, and return the form to us so that it reaches us by 6:00 p.m. on January 15, 2026. (JST).

1.	Date and Time	10:00 a.m., Friday, January 16, 2026 (JST)

2.	Venue	Conference Room, Head Office
3F MR Building, 5-7-11 Ueno, Taito-ku, Tokyo, Japan

3.	Matters to be Resolved
	Item No.1	Issuing Shares for Subscription
	Item No.2	Issuing Series P Share for Subscription (Conditional)
	Item No.3	Issuing Share Option for Subscription
	Item No.4	Partial Amendments to the Articles of Incorporation
	Item No.5	Election of Two (2) Directors
	Item No.6	Determination of Remuneration for Directors

If you plan to attend the meeting, please submit the enclosed voting rights Exercise Form to the receptionist at the meeting.

In the event of any revision to the reference documents for the General Meeting of Shareholders, the revised items will be posted on the Company’s website (address: https://e-arly.works/).

English Translation (Reference)

Proposal No.1: Issuing Shares for Subscription

Pursuant to the provisions of Articles 199 and 200 of the Companies Act, we hereby request your approval for the issuance of Ordinary Shares for subscription, where the subscription price is particularly favorable to subscribers for the Ordinary Shares for subscription, according to the following outline.

1. Subscription requirements

(1) Number of shares for subscription

3,049,000 Ordinary Shares

(2) Amount to be paid in (amount of the monies to be paid in in exchange for one of the Shares for Subscription, or the amount of any property other than monies to be contributed) for the shares for subscription or the method for calculating such amount

US$0.0001 per share [and, see, item 2., below]

(3) Day or period for the payment of the monies in exchange for the shares for subscription, or the contribution of the property under the preceding item

From the day following the resolution date of this Shareholders’ Meeting to April 30, 2026

(4) If shares are issued, matters regarding the capital and capital reserves that are to be increased.

The amount of increase in stated capital shall be one-half of the limit on increase in stated capital, etc., calculated in accordance with Article 14, Paragraph 1 of the Ordinance for Enforcement of the Companies Act. If the calculation results in a fraction less than JPY 1, the fraction shall be rounded up. The amount of increase in capital reserve shall be the amount obtained by deducting the above amount of increase in stated capital from the said limit on increase in stated capital, etc.

(5) Subscriber(s)

Third-party allotment (to the stockholders of Perpetual Markets Ltd. (Perpetual Markets) or, if stockholders desire to acquire ADSs, to The Bank of New York Mellon Corporation (The Bank of New York Mellon as depositary bank for DR holders) in accordance with the stockholders’ instructions).

(6) Others

The issuance of the shares shall be subject to the completion of due diligence on Perpetual Markets, the results of which must be reasonably satisfactory to the Company.

2. Reason for issuing shares for subscription at a particularly favorable price to subscribers

This issuance of shares under this proposal and the proposal No. 2 is being conducted as part of a transaction intended to enable us to acquire 100% of the outstanding shares of Perpetual Markets and make it a wholly-owned subsidiary.

We will acquire 100% of the outstanding shares of Perpetual Markets from its shareholders for a consideration of US$15,000,000 subject to the condition that we also issue the shares related to this proposal to the shareholders of Perpetual Markets.

Perpetual Markets provides a next-generation financial infrastructure/platform business based on blockchain technology. The acquisition of Perpetual Markets is expected to generate synergies, including expansion into international markets, increased revenue by integrating our proprietary blockchain technology with Perpetual Markets’ business know-how, and accelerated global market adoption of blockchain technology.

We believe this will contribute to our medium- to long-term growth strategy and have a positive impact on our share price (our ADS price listed on Nasdaq in the US).

The acquisition of Perpetual Markets is considered to hold significant value from a management strategy perspective and is also expected to contribute to the interests of all our stockholders.

Based on these reasons, we wish to proceed with the issuance of these shares for subscription at the subscription price stated in 1. (2).

[Reference: Overview of Perpetual Markets Ltd.]

Name: Perpetual Markets Ltd.

Location: 21 Kasou, 1086 Nicosia, Cyprus

Representative: Panagiota Ziourti

Business Activities: Next-generation financial infrastructure/platform business based on blockchain technology

Date of Establishment: September 19, 2023

Proposal No.2: Issuing Series P Share for Subscription (Conditional)

Pursuant to the provisions of Articles 199 and 200 of the Companies Act, we hereby request your approval for the issuance of Series P Shares for subscription, where the subscription price is particularly favorable to subscribers for the shares for subscription, according to the following outline. Provided, however, that the issuance of shares under this proposal shall be subject to the condition that, among other things, Proposal No. 4 (Partial Amendment to the Articles of Incorporation) is approved as originally proposed.

1. Subscription requirements

(1) Number of shares for subscription

53,051,000 Series P Shares

(2) Amount to be paid in (amount of the monies to be paid in in exchange for one of the Shares for Subscription, or the amount of any property other than monies to be contributed) for the shares for subscription or the method for calculating such amount

US$0.0001 per share [and, see, item 2., below]

(3) Day or period for the payment of the monies in exchange for the shares for subscription, or the contribution of the property under the preceding item

From the day following the resolution date of this Shareholders’ Meeting to April 30, 2026

(4) If shares are issued, matters regarding the capital and capital reserves that is to be increased.

The amount of increase in stated capital shall be one-half of the limit on increase in stated capital, etc., calculated in accordance with Article 14, Paragraph 1 of the Ordinance for Enforcement of the Companies Act. If the calculation results in a fraction less than JPY 1, the fraction shall be rounded up. The amount of increase in capital reserve shall be the amount obtained by deducting the above amount of increase in stated capital from the said limit on increase in stated capital, etc.

(5) Subscriber(s)

Third-party allotment (to the stockholders of Perpetual Markets)

(6) Others

The issuance of the shares shall be subject to that Proposal No. 4 (Partial Amendment to the Articles of Incorporation) is approved as originally proposed, and that the due diligence on the acquisition of Perpetual Markets is completed with results reasonably satisfactory to the Company.

The conversion of Series P Shares into Ordinary Shares shall be subject to the potential approval at a future General or Special Meeting of Shareholders, in accordance with the Companies Act and the provisions of the Articles of Incorporation.

2. Reason for issuing shares for subscription at a particularly favorable price to subscribers

This issuance of shares under this proposal and the proposal No. 1 is being conducted as part of a transaction intended to enable us to acquire 100% of the outstanding shares of Perpetual Markets and make it a wholly-owned subsidiary.

The details of the Series P shares are as described in Proposal No. 4 (Partial Amendment to the Articles of Incorporation). The conversion of Series P Shares into Ordinary Shares shall be subject to the potential approval at a future General or Special Meeting of Shareholders, in accordance with the Companies Act and the provisions of the Articles of Incorporation.

In addition to the aforementioned requirements, the conversion of Series P Shares into Ordinary Shares is expected to be contingent upon the achievement of performance targets of Perpetual Markets, etc., as will be set forth in an agreement between the Company and the shareholders of the Series P shares.

As such, the issuance of shares upon the conversion of Series P Shares under this proposal is designed so that their value is realized on the premise of Perpetual Markets achieving its performance targets and other milestones. Therefore, if the Series P shares are converted into Ordinary Shares, it is considered that Perpetual Markets will have contributed to the interests of the Company and its shareholders.

Based on these reasons, we wish to proceed with the issuance of these shares for subscription at the subscription price stated in 1. (2).

Proposal No.3: Issuing Share Options for Subscription

Pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act, we hereby request your approval for the issuance of share options for subscription, where the subscription conditions are particularly favorable to subscribers for the shares for subscription, according to the following outline.

(1) Class and number of shares underlying the Share Options

Each share option shall be for one (1) Ordinary Share.

However, if the Company conducts a stock split or stock consolidation of its Common Stock after the resolution date for the issuance of the Share Options, the number of shares granted (the “Allotted Share Number”) shall be adjusted according to the following formula. Such adjustment shall only be made to the number of shares underlying the Share Options that have not yet been exercised at that time, and any fraction of a share resulting from the adjustment shall be rounded down.

Adjusted Number of Shares Granted = Unadjusted Number of Shares Granted × Split or Consolidation Ratio

In addition to the above, if the Allotted Share Number needs to be adjusted due to the Company’s merger, company split, share exchange, share transfer, or other forms of corporate reorganization (hereinafter collectively referred to as “Company Reorganization”) after the resolution date for the issuance of the Share Options, or in other cases similar thereto, the Company shall appropriately adjust the Allotted Share Number within a reasonable scope.

(2) Amount to be paid upon exercise of the Share Options

US$1 per Ordinary Share.

If the Company conducts a share split or share consolidation after the resolution date for the issuance of the Share Options, the exercise price shall be adjusted according to the following formula, and any fraction of less than one yen arising from the adjustment shall be rounded up.

Adjusted Exercise Price = Exercise Price Before Adjustment / Split or Consolidation Ratio (expressed as a fraction)

Furthermore, if the Company issues new shares or disposes of treasury shares at a price below the market value of its Common Stock after the resolution date for the issuance of the Share Options (excluding the issuance of new shares or disposal of treasury shares due to the exercise of Share Options, or in connection with a Company Reorganization), the exercise price shall be adjusted according to the following formula, and any fraction of less than one yen arising from the adjustment shall be rounded up.

Adjusted Exercise Price = Exercise Price Before Adjustment x (Number of Outstanding Shares + Number of Newly Issued Shares x (Amount Paid Per Share / Market Value Per Share Before New Issuance) / (Number of Outstanding Shares + Number of Newly Issued Shares)

For the purpose of the above formula, “Number of Outstanding Shares” shall mean the total number of issued shares of the Company’s Common Stock minus the number of treasury shares of the Company’s Common Stock. If the Company disposes of its treasury shares of Common Stock, “Number of Newly Issued Shares” shall be replaced with “Number of Treasury Shares Disposed of,” “Amount Paid Per Share” shall be replaced with “Disposal Price Per Share,” and “Market Value Per Share Before New Issuance” shall be replaced with “Market Value Per Share Before Disposal of Treasury Shares.”

In addition, if the exercise price needs to be adjusted due to a Company Reorganization after the resolution date for the issuance of the Share Options, or in other cases similar thereto, the Company shall appropriately adjust the exercise price within a reasonable scope.

(3) Period during which Share Options may be exercised

From the effective date of the allotment agreement, which is to be concluded within 3 (3) months after this General Meeting, until the anniversary day three (3) years thereafter.

(4) Conditions for exercise of the Share Options

None.

(5) Events and conditions for the Company’s acquisition of the Share Options

None.

(6) Treatment upon corporate reorganization

If the Company conducts a merger (limited to cases where the Company is the absorbed company), absorption-type company split, incorporation-type company split, share exchange, or share transfer, the Company shall deliver Share Options of the succeeding company (hereinafter referred to as the “Post-Reorganization Company”) to the holders of the Share Options on the effective date of such action, in accordance with the following conditions for each case, pursuant to Article 236, Paragraph 1, Item 8, Sub-items (a) through (e) of the Companies Act. This shall apply only if the contract for the absorption-type merger, incorporation-type merger, absorption-type company split, incorporation-type company split plan, share exchange agreement, or share transfer plan stipulates that the Share Options of the Post-Reorganization Company will be delivered in accordance with the following conditions.

a)	Number of Share Options of the post-reorganization company to be delivered

The number delivered shall be the same as the number of Share Options held by the holder.

b)	Class and number of shares of the post-reorganization company underlying the Share Options

The class of shares shall be the Common Stock of the Post-Reorganization Company. The number of shares shall be determined in accordance with (1) above.

c)	Value or calculation method of assets to be contributed upon exercise of the Share Options

To be determined in accordance with (2) above.

d)	Exercise period of the Share Options

The period shall commence on the later of the start date stipulated in (3) or the effective date of the merger (limited to cases where the Company is the absorbed company), absorption-type company split, incorporation-type company split, share exchange, or share transfer, and end on the expiration date stipulated in (3).

e)	Increase in stated capital and capital reserve upon issuance of shares through exercise of Share Options

To be the same as provided for in (9) below.

f)	Events and conditions for the Company’s acquisition of the Share Options

None.

g)	Restrictions on transfer of Share Options

None.

h)	Conditions for exercise of the Share Options

To be the same as provided for in (4) above.

(7) Restrictions on transfer of the Share Options

None.

(8) Issuance of Share Options certificates

None shall be issued.

(9) Matters concerning the increase in stated capital and capital reserve upon issuance of shares through exercise of Share Options

a)	The amount of the increase in Stated Capital upon the issuance of shares through the exercise of Share Options shall be one-half (1/2) of the maximum limit on capital increase calculated in accordance with Article 17, Paragraph 1 of the Ordinance for Enforcement of the Companies Act. Any fraction of less than one yen resulting from this calculation shall be rounded up.

b)	The amount of the increase in Capital Reserve upon the issuance of shares through the exercise of Share Options shall be the amount remaining after deducting the amount of the increase in Stated Capital stipulated in (1) above from the maximum limit on capital increase stipulated in (1) above.

2. Number of Share Options for subscription

12,500,000 share options (each exercisable for one (1) Ordinary Share).

3. Amount to be paid in for the Share Option for subscription

None

4. Allottee

Third-party allotment

5. Reason for issuing the Share Options for subscription under particularly favorable conditions to the subscribers

The issuance of the Share Options is being conducted as part of the Company’s medium-to-long-term capital policy and growth strategy. Its purpose is to secure flexible future financing methods, including funds for the cash consideration in the transaction aimed at acquiring 100% of the outstanding shares of Perpetual Markets and making it a subsidiary, while also strengthening relationships with strategic partners to enhance the Company’s corporate value.

These Share Options are not intended for immediate fundraising; rather, by their nature, funds will be paid and Ordinary Shares will be issued only when the rights are exercised. The issuance of these Share Options is essential for promoting the Company’s future management strategies as mentioned above. Given the recent trends in the Company’s stock price (the price of the Company’s ADRs listed on the U.S. Nasdaq), the necessity of achieving the aforementioned objectives, and the fact that the terms and conditions—such as the exercise price and exercise period—are considered reasonable, the Company believes that this issuance does not unfairly prejudice the interests of existing shareholders.

Based on these reasons, we wish to proceed with the issuance of these Share Options for subscription under the conditions set forth in this proposal.

6. Others

None

Proposal No.4: Partial Amendments to the Articles of Incorporation

We request your approval for the following amendments to the Articles of Incorporation.

1. Change of Trade Name

With a view toward future business developments, encompassing the acquisition of Perpetual Markets as per Proposal No.1, we are rebranding our company as “Perpetuals.com Ltd.”.

Before Amendment	After Amendment
(Trade Name)	(Trade Name)
Article 1 The name of the Corporation shall be “Kabushiki Kaisha Earlyworks” to be expressed in English as “Earlyworks Co., Ltd.”.	Article 1 The name of the Corporation shall be “Kabushiki Kaisha Perpetuals.com” to be expressed in English as “Perpetuals.com Ltd.”.

2. Change in the Total Number of Authorized Shares (Conditional)

We will increase the Total Number of Authorized Shares as follows, conditioned upon the issuance of shares for subscription under Proposal No. 1 and No.2.

Before Amendment	After Amendment
(Total Number of Authorized Shares)	(Total Number of Authorized Shares)
Article 6 The total number of authorized shares of the Company shall be 55,300,000 shares.	Article 6 The total number of authorized shares of the Company shall be 285,411,408 shares.

3. Total Number of Authorized Shares in a Class

In order to issue the Series P Shares to be used for the acquisition of Perpetual Markets, the total number of authorized shares in a class shall be established as follows.

Before Amendment	After Amendment
N/A	(Total Number of Authorized Shares in a Class)
N/A	Article 6-2 The total number of authorized shares of the Company shall be as follows: 1. Ordinary Shares: 232,360,408 shares 2. Series P Shares: 53,051,000 shares

4. Series P Shares

In order to issue the Series P Shares to be used for the acquisition of Perpetual Markets, the terms and conditions of the Series P Shares shall be provided as follows.

Before Amendment	After Amendment
N/A	(Series P Shares)
N/A

Article 6-3 Any change to the authorized number of Series P shares shall require a resolution of a General Meeting of Class Shareholders consisting of the holders of Series P Shares.

2) The Company shall not pay dividends to the holders of Series P Shares.

3) Holders of Series P Shares shall not be entitled to exercise voting rights at any General or Special Meeting of Shareholders.

4) Upon the distribution of the Company’s residual assets, the Company shall pay an aggregate of US $1.00 pro rata to the holders of Series P Shares prior to any payment to the holders of Ordinary Shares; provided, however, that this shall not apply if a contrary resolution is adopted at a General or Special Meeting of Shareholders.

5) Holders of Series P Shares may, in accordance with applicable laws, request the Company to acquire all or a part of their Series P Shares in exchange for the delivery of one (1) Ordinary Share per one (1) Series P Share; provided, however, that this shall be subject to the condition that a resolution approving such acquisition is adopted at a General Meeting of Shareholders.

5. Share Certificates

We have issued American Depositary Shares (ADSs) and issue share certificates primarily for the administration of these ADSs. Should the Company conduct a large-scale capital increase through ADSs in the future, the current types of share certificates would necessitate the issuance of a vast number of certificates. To reduce this administrative burden, the Company will change the types of share certificates to be issued.

Before Amendment	After Amendment
(Issuance of Share Certificates)	(Issuance of Share Certificates)

Article 8 The Company shall issue share certificates for the shares it issues.

2) The share certificates issued by the Company shall be of eight denominations: 1-share certificates, 10-share certificates, 100-share certificates, 1,000-share certificates, 10,000-share certificates, 100,000-share certificates, 1,000,000-share certificates, and 10,000,000-share certificates.

Article 8 The Company shall issue share certificates for the shares it issues.

2) The share certificates issued by the Company shall be of eight denominations: 1-share certificates, 10-share certificates, 100-share certificates, 1,000-share certificates, 10,000-share certificates, 100,000-share certificates, 1,000,000-share certificates, and 10,000,000-share certificates. Provided, however, that if the Company deems it necessary, it may issue share certificates representing a number of shares different from those specified above.

Proposal No. 5: Election of Two (2) Directors

We request your approval for the election of the following two new directors to promote our future global strategy, including the acquisition of Perpetual Markets related to Proposal No. 1 and Proposal No. 2.

1. Patrick Gruhn

Date of Birth	June 17, 1981
Professional History

Mr. Gruhn has been involved in executive management for over 10 years in the fields of digital finance, platform businesses, and global business development. Since 2016, as the founder, Chief Executive Officer, and President of Kephas Corporation, he has led overall management, including the formulation and execution of business strategies, oversight of corporate operations, financial management, regulatory compliance, and investor relations.

Furthermore, he serves as CEO of Kephas Stiftung gemeinnützige GmbH, based in Europe, and possesses extensive expertise in international organizational management and governance.

Important Outside Positions	● Kephas Corporation Chief Executive Officer / President ● Kephas Stiftung gemeinnützige GmbH Chief Executive Officer
Number of Shares Held	0

[Reason for Nominating as Director Candidate]

As the founder and CEO of Kephas Corporation, Mr. Gruhn possesses extensive executive management experience in digital finance and the platform business, and has spearheaded the launch and growth of global businesses.

Following the Company’s acquisition of Perpetual Markets as a subsidiary, he is expected to contribute significantly to the advancement of our overseas business strategies, the seamless execution of post-merger integration, and the enhancement of corporate value over the medium to long term.

Accordingly, we request his appointment as a director.

[Notes]

1.	There are no special conflicts of interest between the candidate and our company.

2.	Our company and Mr. Gruhn are scheduled to enter into an indemnity agreement under Article 430-2, Paragraph 1 of the Companies Act, whereby the company shall indemnify the candidate for the costs referred to in item (i) of the same paragraph and the losses referred to in item (ii) of the same paragraph, to the extent permitted by law.

3.	Our company has entered into a Directors and Officers (D&O) liability insurance contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, which includes our directors and corporate auditors as insured parties. Under this insurance contract, damages and litigation costs incurred by an insured party due to a claim for damages arising from an act (including omissions) performed by the insured party based on their status as a company officer are covered. Our company fully bears all premiums for the insured parties. If the election of Mr. Gruhn is approved, he will be included as an insured party under this insurance contract.

2. Matthew Nicoletti

Date of Birth	April 20, 1986
Professional History

Mr. Matthew Nicoletti is an executive with hands-on management experience in management consulting, capital markets advisory, and real estate development.

Since 2015, as CEO of Vadar Management LLC, he has spearheaded operational value-up initiatives, post-merger integration (PMI), KPI design, organizational reform, and EBITDA improvement, primarily for lower-middle market companies owned by U.S. private equity firms, family offices, and independent sponsors. The firm is characterized by its “resident operator model,” where experienced former executives such as CEOs and COOs are deployed directly to the management front lines. Under his leadership, the firm has achieved a track record of significantly improving average EBITDA margins over the past several years.

Additionally, as a Managing Member of One9 LLC, he has been engaged in listing support and capital policy advisory within U.S. capital markets. He provides comprehensive support for reverse mergers, IPOs, SPACs, listings on Nasdaq, NYSE, and OTC markets, as well as SEC compliance and the establishment of corporate governance frameworks.

Furthermore, since 2022, he has served as CEO and Managing Member of Distinguished LLC, where he operates a real estate development and investment business. In this role, he oversees the planning, financing, development, and operation of high-value-added real estate projects spanning multiple states.

Important Outside Positions	● Vadar Management LLC Chief Executive Officer ● One9 LLC Managing Member ● Distinguished LLC Chief Executive Officer / Managing Member
Number of Shares Held	0

[Reason for Nominating as Outside Director Candidate]

Mr. Matthew Nicoletti possesses hands-on operational experience focused on enhancing corporate value, practical expertise in listings and capital policies within U.S. capital markets, and a proven track record of management decision-making across multiple business domains.

Given that he is expected to provide oversight and advice on the Company’s management from an independent standpoint by leveraging this extensive expertise, we request his appointment as an outside director.

[Notes]

1.	There are no special conflicts of interest between the candidate and our company.

2.	Mr. Nicoletti is a candidate for Outside Director.

3.	Our company and Mr. Nicoletti are scheduled to enter into an agreement that limits the liability for damages under Article 427, Paragraph 1 of the Companies Act for having neglected his/her duties. The limit of liability for damages under said agreement is the minimum liability limit prescribed by law.

4.	Our company and Mr. Nicoletti are scheduled to enter into an indemnity agreement under Article 430-2, Paragraph 1 of the Companies Act, whereby the company shall indemnify the candidate for the costs referred to in item (i) of the same paragraph and the losses referred to in item (ii) of the same paragraph, to the extent permitted by law.

5.	Our company has entered into a Directors and Officers (D&O) liability insurance contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, which includes our directors and corporate auditors as insured parties. Under this insurance contract, damages and litigation costs incurred by an insured party due to a claim for damages arising from an act (including omissions) performed by the insured party based on their status as a company officer are covered. Our company fully bears all premiums for the insured parties. If the election of Mr. Nicoletti is approved, he will be included as an insured party under this insurance contract.

Proposal No. 6: Determination of Compensation for Directors

The aggregate annual ceiling for monetary compensation for our directors was approved at the General Meeting of Shareholders held on July 1, 2019 to be within JPY 96,000,000(of which JPY24,000,000 is for outside directors). Separate from this compensation limit, we propose to newly provide an annual cash bonus to directors (including Outside Directors) for the purpose of incentivizing them to enhance corporate value.

This annual bonus will have an overall upper limit (bonus pool) equivalent to 10% of the Company’s consolidated net profit. The individual compensation amount and payment timing for each director will be determined by the Board of Directors.

If Proposal No. 5 is approved as originally drafted, the number of directors subject to the compensation under this Proposal will be seven (7).

We consider the contents of this Proposal to be necessary, reasonable, and appropriate for the purpose of providing incentives to directors to enhance corporate value.